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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

WINSTON HOTELS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

97563A102

(Cusip Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 97563A102			Page 2 of 5 Pages

1.	Name of Reporting Person: Robert W. Winston, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,114,960

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,114,960

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,114,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.7%

12.	Type of Reporting Person: IN

2

CUSIP No. 97563A102	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Winston Hotels, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2626 Glenwood Avenue, Suite 200
Raleigh, North Carolina 27608

Item 2(a). Name of Person Filing:

Robert W. Winston, III

Item 2(b). Address of Principal Business Office or, if none, Residence:

2626 Glenwood Avenue, Suite 200
Raleigh, North Carolina 27608

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

97563A102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 97563A102	13G	Page 4 of 5 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned:	2,114,960

(b)	Percent of Class:	7.7%

(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	2,114,960

	(ii) shared power to vote or to direct the vote:	-0-

	(iii) sole power to dispose or to direct the disposition of:	2,114,960

	(iv) shared power to dispose or to direct the disposition of:	-0-

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Winston Hotels, Inc. (the “Company”) is the sole general partner and owner of a majority of the limited partnership interests (the “Units”) in WINN Limited Partnership (the “Operating Partnership”). The Units are redeemable for Company Common Stock on a one-for-one basis or, at the option of the Company, an equivalent amount of cash. Mr. Winston may be deemed to be the beneficial owner of a total of 1,019,524 partnership units (the “Cary Suites Units”) in the Operating Partnership held by Cary Suites, Inc. (“Cary Suites”). Mr. Winston is the sole officer and director of Cary Suites and as such has voting and dispositive power over the 1,019,524 shares of Company Common Stock issuable upon redemption of the Cary Suites Units (the “Cary Suites Stock”). Cary Suites is owned 33.5% by Mr. Winston, 25.3% by Mr. Winston’s wife, 31.4% by Mr. Winston’s parents, 4.5% by a trust for the benefit of Mr. Winston’s son, 4.5% by a trust for the benefit of Mr. Winston’s daughter and 0.7% by Mr. Winston’s sister. Mr. Winston’s father is Charles M. Winston, Chairman of the Board of the Company. Thus, these persons have the right to receive dividends from, and proceeds from the sale of, the Cary

CUSIP No. 97563A102	13G	Page 5 of 5 Pages

Suites Stock. Mr. Winston disclaims beneficial ownership of the Cary Suites Stock except to the extent of his direct ownership interest in Cary Suites.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

Signature:	/s/ Robert W. Winston, III Robert W. Winston, III